Exhibit 99.1
FOR IMMEDIATE RELEASE
ASX & MEDIA RELEASE                      (ASX: SGM, NYSE: SMS)                      30 October 2009
SIMS METAL MANAGEMENT ANNOUNCES
FIRST QUARTER RESULTS
Highlights (Unaudited and in Australian Dollars)
•	Sales revenue of $1.8 billion

•	EBITDA of $92.3 million

•	EBIT of $53.6 million

•	Net profit after taxes of $33.3 million

•	Basic earnings per share of 18.3 cents

•	Scrap intake increased 28 percent sequentially in Q1 from Q4 of fiscal 2009

•	Dividend for the second half of fiscal 2009 of 10 cents per share paid

•	Completed acquisitions of Fairless Iron & Metal and Technorecycle GmbH
Financial Results for the Three Months Ended 30 September 2009
In the first three months of fiscal 2010, Sims Metal Management (the “Company”) had sales revenue of $1.8 billion, down 49 percent on Q1 of fiscal 2009, and earned a net profit after tax of $33.3 million, down 77 percent. EBITDA (earnings before interest, tax, depreciation and amortisation) was $92.3 million, down 68 percent, and EBIT (earnings before interest and tax) was $53.6 million, down 79 percent. The Company also recorded atypical charges related to redundancies of $5.2 million in the first fiscal quarter. EBITDA for the quarter before these atypical charges was $97.5 million. Basic earnings per share was 18.3 cents, down 77 percent on Q1 of fiscal 2009.
Group Chief Executive Officer Daniel W. Dienst stated, “In our first quarter we noted sequential improvement in ferrous pricing coupled with improved scrap intake, particularly as we re-asserted ourselves in the marketplace for unprocessed scrap. Non-ferrous markets were relatively firm and our Sims Recycling Solutions business executed well.”
Sims Metal Management purchased 3.6 million tonnes and shipped 3.5 million tonnes of scrap metal in the first quarter of fiscal 2010 compared to 4.2 million tonnes purchased and 4.2 million tonnes shipped in the prior corresponding period. Scrap intake and shipments increased 28 percent and 16 percent, respectively, in the first quarter of fiscal 2010 as compared to the fourth quarter of fiscal 2009.
Mr. Dienst continued, “We achieved significantly improved results in our first quarter due to the benefits from cost-cutting initiatives undertaken in fiscal 2009, a steadier pricing environment and a return to more normalised trading conditions. While profitable, we note continued margin pressures as industrialised, scrap-generating economies of the world suffer from an economic downturn that has diminished intake, placing upward pressure on buy prices. As the economic crisis abates, we will nonetheless remain focused on those factors within our control, including managing operating expenses, scrap costs, inventory turnover and, of course, the safety and well-being of our 5,500 employees across the globe.”

North America
Sales revenue for the quarter was down 55 percent on the prior corresponding three month period to $1.2 billion. On a U.S. dollar equivalent basis, sales revenue was down 56 percent on the prior corresponding three month period to US$1.0 billion. EBIT was $27.2 million. Tonnes shipped during the first fiscal quarter ended 30 September 2009 were 2.6 million.
Mr. Dienst continued, “During our first quarter, scrap intake in North America increased by 32 percent to 2.8 million tonnes over the fourth fiscal quarter of 2009. We have maintained tight controls over buy prices and inventory levels and aggressively reduced our operating expenses. On a U.S. dollar equivalent basis, our operating expenses in North America declined by approximately 23 percent during our first quarter as compared to the prior corresponding period. We are proud of this result, which reflects expense reduction initiatives that were implemented to offset margin compression and to better align our resources with lower scrap flows in North America.”
“We are pleased with our improved performance in North America, but our expectations for this region are for still better margins and higher returns on capital, which we would expect to see as and when the U.S. economy returns to its growth potential,” Mr. Dienst added.
Australasia
Sales revenue was down 32 percent to $301.3 million on the prior corresponding three month period. EBIT was $14.7 million. Scrap intake increased by 18 percent in Australasia from the fourth quarter of fiscal 2009. Operating expenses in Australasia declined by 17 percent as compared to the prior corresponding period.
Mr. Dienst said, “Our Australian and New Zealand operations realised increased scrap intakes and solid margins. During the quarter we reopened a site in South Australia as we expand organically. The region performed well and continues to show true leadership in its market.”
Europe
Sales revenue was down 32 percent on the prior corresponding three month period to $277 million. EBIT was $11.7 million. A significant portion of the profit earned in Europe during the first fiscal quarter was attributable to the strong performance of the Sims Recycling Solutions (“SRS”) business. Scrap intake increased in Europe by 14 percent when compared to the fourth quarter of fiscal 2009. Operating expenses in Europe declined by 9 percent in the first quarter in local currency equivalents over the prior corresponding period.
Mr. Dienst said, “Our traditional metal recycling business in Europe continues to encounter difficult market conditions, as economic recovery in the E.U. is uneven. The division remains focused on capital improvement initiatives that will position us favorably as and when scrap markets recover. We are especially pleased with the significant progress of SRS in Europe and we are excited by the future prospects of the Technorecycle acquisition in Germany.”
Capitalisation
As of 30 September 2009, the Company had net debt balances of approximately $290 million, representing approximately 10 percent of total capital.
Mr. Dienst stated, “Our balance sheet enables us to continue to pursue value creating technology investments and growth opportunities in these difficult times, as evidenced by our two recently completed acquisitions. We will continue to evaluate investment opportunities which will position the Company to emerge from this economic cycle stronger than we entered it. As always, we will be prudent and disciplined in deploying shareholder capital to further enhance the Company’s long-term prospects.”

Markets & Outlook
Global trading conditions have improved through our first fiscal quarter for both ferrous and non-ferrous commodities. At this early part of the second fiscal quarter, ferrous markets have weakened while non-ferrous markets remain firm. As the economies around the world find their footing, the Company expects volatility and a continued challenging operating environment in its second fiscal quarter, which is traditionally slower due to the Northern Hemisphere winter and the holiday periods.
Mr. Dienst concluded, “While we are pleased to have returned to profitability in our first fiscal quarter, rapidly changing market conditions make it difficult to provide further guidance. We may provide additional guidance at our Annual General Meeting in Sydney on 20 November 2009 should visibility so allow.”
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the company’s Annual Report on Form 20-F, which we filed with the SEC on 10 December 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities and 5,500 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns approximately 90 per cent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact

Dan Dienst		Rob Larry
Group Chief Executive Officer	or	Group Chief Financial Officer
Tel: +1 212 500 7410		Tel: +1 312 644 8205